UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SANFORD EXPLORATION, INC.

(Exact name of registrant as specified in its corporate charter)

000-52661

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

228 Bonis Ave. – PH 3, Scarborough, Ontario M1T 3W4

(Address of principal executive offices)

647-344-5299

(Issuer's telephone number)

Approximate Date of Mailing: October 3, 2007

SANFORD EXPLORATION, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF SANFORD EXPLORATION, INC.

Background

This Information Statement is being mailed on or about October 3, 2007 by Sanford Exploration, Inc. (the “Company”) to the holders of record of the Company’s common stock par value $0.001 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act. This information statement is being sent as a notice of proposed change in the majority of the directors of the Company’s board of directors made in connection with the appointment of Alpha Pang as a member of the Company’s board of directors on September 10, 2007 and the acquisition by Mr. Pang of 1,975,000 shares of common stock of the Company pursuant to a private sale of shares by Fiore Aliperti at a purchase price of $0.0126 per share for a total purchase price of $25,000 on such date (the “Stock Transfer Agreement”). Following the acquisition, Mr. Pang was appointed as President, Chief Executive Officer, Secretary, Treasurer, and to the Company’s Board of Directors, which increased the current Board to three members.

Fiore Aliperti and John Poloni wish to resign as directors, which would result in Mr. Pang being the sole director of the Company. This resignation will be effective on the later of (a) 10 days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It describes the terms of the share transfer agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreement. All company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of September 25, 2007 (the “Record Date”) there were 6,976,000 shares of the Company’s common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares the Company’s common stock known by us to be owned beneficially as of the Record Date by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Owner	Percent of Class [1,2]
common shares	Arzi Bank AG Talacker 41 PO Box 1532 Zurich 8027 Switzerland	350,000	5.02%
common shares	Alpha Pang 228 Bonis Ave, PH #2803 Scarborough, ON M1T 3W4	1,975,000	28.31%

Notes

[1]	Regulation S-B promulgated under the Exchange Act, defines a beneficial owner of a security as any

person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or                 otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on September 25, 2007, and the date of this Information Statement.

2     Calculated based upon our 6,976,000 issued and outstanding shares as of September 25, 2007 and as of the date of this Information Statement.

Changes in Control

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Stock Transfer Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Fiore Aliperti	43	Former President, CEO, Secretary, Treasurer and Director([1])	February 24, 2005
John Poloni	75	Former Director([1])	December 1, 2005
Alpha Pang	50	President, Secretary, Treasurer and Director	September 10, 2007

() The resignation to be effective on the later of (a) 10 days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 of Regulation 14E thereunder; and (b) the date of completion of the share exchange agreement.

Alpha Pang – President, Chief Executive Officer, Secretary, Treasurer and Director

On September 10, 2007, we appointed Alpha Pang to our board of directors and as our President, Chief Executive Officer, Secretary and Treasurer. Mr. Pang is an entrepreneur with various business experience including trading, real estate, brokerage, investment banking and business consultation. Mr. Pang has served as an independent director for start-up public companies listed on Canadian stock exchanges. Since 2001, Mr. Pang has been the Managing Director, Far East Market of Harbour Capital Management Group (1999) Inc., which provides business consultation and syndication of investment funds for start up companies. Mr. Pang also serves as a director for Talware Networx Inc., YSV Ventures Inc., both companies listed on the TSX Venture Exchange and Renforth Resources Inc. a company currently in the process of being listed on the TSX Venture Exchange.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

Our board of directors held no formal meetings during the 12 month period ended December 31, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or 1% of the average our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that all filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
Fiore Aliperti[1]	1	N/A	N/A
John R. Poloni[2]	N/A	N/A	1
Alpha Pang	1	N/A	N/A
Arzi Bank AG	N/A	N/A	1

1 Mr. Aliperti was late filing his Form 3

2 Mr. Poloni has not filed any insider reports

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The particulars of compensation paid to the following persons:

•	our principal executive officer;
•	each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended December 31, 2006; and
•

up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the most recently completed financial year, who we will collectively refer to as the named executive officers, of our year December 31, 2006, are set out in the following summary compensation table:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa-tion ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion ($)	Total ($)
Fiore Aliperti Former President, CEO, Secretary & Treasurer	2006 2005	14,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	14,000 Nil
Alpha Pang President, CEO, Secretary & Treasurer	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

On September 10, 2007, Alpha Pang was appointed as our President, Secretary Treasurer and a director

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The particulars of unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers are set out in the following table:

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Fiore Aliperti(1) President, Chief Executive Officer, Secretary, Treasurer and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Mr. Aliperti became our President, Chief Executive Officer, Secretary, Treasurer and a director of our company on February 24, 2005.

There were no grants of stock options or stock appreciation rights to our executive officers and directors made during the fiscal years ended December 31, 2006 and December 31, 2005.

DIRECTOR COMPENSATION

The particulars of compensation paid to our directors for our years ended December 31, 2006 and 2005, are set out in the following director compensation table:

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
John R. Poloni(1)	2005 2006	$5,500 $5,500	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$500 $6,000
(1)	Mr. Poloni was appointed a director of our company on December 1, 2005.

We did not pay other cash compensation for services rendered as a director in the years ended December 31, 2005 or 2006. We may, however, determine to compensate our directors in the future. Directors are entitled to reimbursement of expenses incurred in attending meetings. In addition, our directors are entitled to participate in our stock option plan.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our Board of Directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: October 1, 2007

By Order of the Board of Directors

SANFORD EXPLORATION, INC.

/s/ Alpha Pang

Alpha Pang

President